SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated February 11, 2011 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated February 11, 2011 the Company reported its financial statements for the six-month period ended on December 31, 2010/2009, expressed in thousands.

	12/31/10	12/31/09
	(In thousands Ps.)
Ordinary Period Result
(six-month period): profit	137,710	71,310
Extraordinary Period Result
(six-month period): profit	—	—
Period Profit	137,710	71,310

Net Worth Composition:
Capital stock	125,961	78,206
Integral adjustment of capital stock	84,621	84,621
Premium on shares and own shares negotiation	536,290	522,805
Technical revaluations	3,953	3,953
Reserve for new projects	183	183
Free availability Reserve	147	—
Legal Reserve	26,045	20,090
Unallocated earnings	137,710	71,310
Total Net Worth	914,910	781,168

In accordance with Article o), Section 63 of the Bolsa de Comercio de Buenos Aires rules, we inform you that, as of the closing date of the financial statements, the Company’s Capital is Ps. 125,960,841.1 divided into 1,259,608,411 non endorsable ordinary shares of face value Ps. 0.10 each, and with one vote each, as follows:

IRSA Inversiones y Representaciones Sociedad Anónima	1,195,253,997	94.89%
Other Shareholders	64,354,414	5.11%

In addition, pursuant to Article p) of the Regulations aforementioned, we inform that, if all the note holders exercise their right to convert their securities into shares at year-end (as of July 19, 2014), the Company’s Capital would amount to Ps.223,971,649.8 divided into 2,239,716,498, nominative non-endorsable common shares of Ps.0.10 par value each and each entitled to 1 vote, according to the following detail:

IRSA Inversiones y Representaciones Sociedad Anónima	2,174,829,985	97.10%
Other Shareholders	64,886,513	2.90%

For this calculation, the conversion price considered was 0.3240 per share.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By: /S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: February 11, 2011.